                                                                                                                                                                      Filed Pursuant to Rule 424(b)(3)
                                                                                                                                                                                         File No: 333-71288

[LETTERHEAD OF FABP BANCSHARES, INC.]

November 27, 2001
Dear Shareholder:

        As was described in the proxy statement/prospectus mailed to you approximately a month ago, FABP Bancshares has entered into a merger agreement pursuant to which FABP Bancshares will be merged with and into Synovus Financial Corp. The merger is subject to several conditions, among which is the approval of the shareholders of FABP Bancshares at the special shareholders meeting to be held at 5:00 p.m. local time on November 29, 2001 at 33 West Garden Street, Pensacola, Florida.

        The merger agreement provides that FABP Bancshares, in its sole discretion, may terminate the merger agreement in the event that the average closing price of Synovus common stock for the 20 consecutive trading days ending on the fifth business day prior to the special meeting is less than $25.00 per share. The 20-day measurement period began on October 25, 2001 and ended on November 21, 2001, and the average closing price of Synovus common stock during the measurement period was $24.35 per share. Accordingly, FABP Bancshares has the right, under the terms of the merger agreement, to terminate the merger. If FABP Bancshares does not elect to terminate the merger agreement and the merger is consummated, each outstanding share of FABP Bancshares common stock will be automatically converted into 2.2582 shares of common stock of Synovus.

        The purpose of this letter is to inform you that the board of directors of FABP Bancshares believes that consummation of the merger continues to be in the best interests of FABP Bancshares and its shareholders, and has therefore decided not to exercise its right to terminate the merger agreement. In connection with this decision, the board of directors retained SunTrust Capital Markets, Inc. to act as FABP Bancshares’ financial advisor. SunTrust Capital Markets has delivered to the board of directors its written opinion, dated as of November 21, 2001, that the exchange ratio of 2.2582 shares of Synovus common stock for each share of FABP Bancshares common stock is fair, from a financial point of view, to the shareholders of FABP Bancshares. The full text of SunTrust Capital Markets’ written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is enclosed herewith.

        As the board of directors has decided not to terminate the merger agreement, the special meeting of shareholders will be held as scheduled. Please do not hesitate to contact either me or Cary McCoy, at (850) 435-9300, if you have any questions regarding the special meeting.

Very truly yours,
/s/Thomas B. Carter
Thomas B. Carter
Chairman of the Board and President

APPENDIX A

[Letterhead of SunTrust Capital Markets, Inc.]

                                                                                                               November 21, 2001

Board of Directors
FABP Bancshares, Inc.
33 West Garden Street
P.O. Box 17129
Pensacola, Florida 32522

Ladies and Gentlemen:

        We understand that FABP Bancshares, Inc. (the “Company”) is considering a proposed sale of the Company to Synovus Financial Corp. (“Synovus”) via a merger of the Company with and into Synovus (the “Proposed Transaction”). We understand that under the terms of the Proposed Transaction, Synovus will issue between 1.9428 and 2.2582 shares of Synovus common stock for each outstanding share of Company common stock (the “Exchange Ratio”), as described in more detail below. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger between the Company and Synovus, dated June 28, 2001 (the “Merger Agreement”).

        The Exchange Ratio is based on a conversion table, which is set forth in Annex A to this letter. The conversion table establishes a range of Synovus shares to be received for each Company common share if the 20-day average closing price of the shares of Synovus common stock on the New York Stock Exchange is between $27.00 and $33.00 per share. Should the 20-day average closing price of Synovus common shares be below $27.00 or in excess of $33.00, the Exchange Ratio will become fixed. In addition, if the 20-day average closing price of Synovus common shares is below $25.00 per share, then the Company may terminate the transaction or accept the Exchange Ratio calculated according to the conversion table. You have informed us that the 20 trading day period will end on November 21, 2001. Using the average closing price of the shares of Synovus common stock on the New York Stock Exchange for the 20 trading days ending on November 20, 2001 of approximately $24.35, the Exchange Ratio would be fixed at 2.2582, which results in a per share purchase price equal to $54.51 per share of Company common stock (based on the closing price of Synovus common stock on November 20, 2001 of $24.14 per share). You have directed us to assume (i) that the Company will not exercise its right to terminate the Proposed Transaction pursuant to the Merger Agreement and (ii) that the closing price of Synovus common shares on November 21, 2001 will not result in the average closing price of Synovus common shares for the 20 trading day period ending on November 21, 2001 to be in excess of $27.00.

        You have asked us whether, in our opinion, the Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

Board of Directors
FABP Bancshares, Inc.
November 21, 2001

__________

        In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and exhibits thereto; (2) certain publicly available information concerning the Company and Synovus which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (4) a comparison of the historical financial results and present financial condition of the Company with those of publicly traded companies which we deemed relevant; and (5) a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the senior management personnel of the Company concerning its business, operations, assets, liabilities, present condition and future prospects and the potential strategic benefits expected by the senior management of the Company to result from a combination of the businesses of the Company and Synovus and undertook such other studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to its future financial performance. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company. We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement and that the Proposed Transaction will be accounted for as a pooling-of-interests under generally accepted accounting principles and will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or Synovus or on the expected benefits of the Proposed Transaction. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company or Synovus. We do not have any obligation to update or revise the opinion.

        We have been retained by the Board of Directors of the Company to act as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we and our affiliates may actively trade in the securities of Synovus for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon and subject to the forgoing, we are of the opinion as of the date hereof that the Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company. This opinion is for the benefit of the Board in its evaluation of the Proposed Transaction. In addition, this opinion does not in any manner address the prices at which Synovus will trade following

Board of Directors
FABP Bancshares, Inc.
November 21, 2001

__________

the date hereof or following the consummation of the Proposed Transaction, and we express no opinion or recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction. This opinion may be referred to and may be reproduced in full in any filing made by the Company with the Securities and Exchange Commission in connection with the Proposed Transaction.

                                                                                          /s/SUNTRUST CAPITAL MARKETS, INC.                                                                                                                                                     SUNTRUST CAPITAL MARKETS, INC.
                                 Annex A
                                 -------

   Average of the closing prices per share of Synovus
  common stock on the 20 trading days ending on the 5th
       business day prior to the Company's special
                  stockholders' meeting                       Exchange Ratio
---------------------------------------------------------     --------------

                    $33.00 and above                             1.9428
                          32.50                                  1.9574
                          32.00                                  1.9724
                          31.50                                  1.9879
                          31.00                                  2.0200
                          30.50                                  2.0531
                          30.00                                  2.0873
                          29.50                                  2.1227
                          29.00                                  2.1593
                          28.50                                  2.1972
                          28.00                                  2.2168
                          27.50                                  2.2372
                     27.00 or below                              2.2582